Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com Inc (AMZN)

Name of persons relying on exemption: As You Sow®
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

AMAZON.COM INC (AMZN)
Vote Yes: Item #13 – Shareholder Proposal

Requesting Proper Scope 3 Value-Chain Emissions Reporting

Annual Meeting: May 22, 2024

CONTACT: Parker Caswell | pcaswell@asyousow.org

Amalgamated Bank as represented by As You Sow® and co-lead filer, Green Century Capital Management, Inc ("Green Century”), seek your support for the disclosure-related proposal filed at Amazon.com (“Amazon” or “the Company”) in its 2024 proxy statement. The proposal asks the Company to disclose important information about its Scope 3, or value chain, greenhouse gas (GHG) emissions.

THE RESOLUTION

RESOLVED: Shareholders request that Amazon disclose all material Scope 3 greenhouse gas emissions.

SUMMARY

Immediate and sustained emissions reductions are required from the consumer goods sector to keep the Paris Agreement’s goal of limiting warming to 1.5°C within reach.1 The consumer good sector’s Scope 3, value chain emissions are extensive and represent between 80% to 98% of a retailers’ GHG emissions.2 Despite this, Amazon, the world’s largest online store, reports product-related Scope 3 emissions for only a small portion of the products sold on its website.3

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1 https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf p.20

2 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

3 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

Amalgamated Bank 275 Seventh Avenue New York, NY, 10001	Green Century 114 State Street Boston, MA, 02109	As You Sow Main Post Office, Box 751 Berkeley, CA 94704

Amalgamated Bank and Green Century: 2024 Proxy Memo

Amazon.com Inc | Proper Scope 3 Value Chain Emissions Reporting

By failing to disclose all material Scope 3 emissions accurately and transparently, Amazon exposes itself to significant regulatory, reputational, and climate-related risks. Although Amazon claims that its Scope 3 disclosures are complete, the Company fails to implement the proposal because, among other things, it reports Scope 3 product-related emissions only for Amazon-branded products. Amazon’s current Scope 3 disclosures ignore the emissions from sales of products that do not bear an Amazon brand, which in 2020 made up approximately 99% of the products sold on Amazon.com.4 Amazon’s foremost competitor, Walmart, accurately discloses product-related Scope 3 emissions for all products sold in its brick and mortar stores and its online store.5 This large disclosure gap between Amazon and Walmart not only demonstrates the inadequacy of Amazon’s current emissions disclosures, but can mislead investors into believing that Amazon’s Scope 3 emissions are much less than competitors’ emissions.

RATIONALE FOR A YES VOTE

1.	Amazon’s current Scope 3 emissions disclosures do not satisfy the proposal and do not align with investor expectations.

2.	Amazon’s current Scope 3 emissions disclosures expose the Company to material risks.

3.	Amazon lags peers, who accurately and transparently disclose material Scope 3 emissions.

DISCUSSION

Amazon.com, Inc is the world’s largest online retailer.6 Despite openly acknowledging the risk that climate change poses to its business,7 Amazon discloses only a small fraction of its Scope 3 value-chain emissions.8 The GHG Protocol, which provides the framework for the majority of corporate emissions reporting, requires that all relevant emissions are reported.9 New regulations on emissions reporting, including upcoming mandatory reporting directives such as CSRD and CARB’s Mandatory Reporting Regulation also require that retailers disclose Scope 3 product-related emissions from all products sold.10 Amazon discloses Scope 3 emissions only from the sale of its Amazon-branded products, excluding all other products sold from its online shelves.11 These incomplete disclosures fail to meet investor expectations, are misaligned with established best practice, and expose Amazon to material financial risk.

1.	Amazon's current Scope 3 emissions disclosures do not satisfy the proposal and do not align with investor expectations.

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4 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/,

https://www.congress.gov/116/meeting/house/110883/documents/HHRG-116-JU05-20200729-QFR052.pdf p. 23-24, https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

5 https://corporate.walmart.com/content/dam/corporate/documents/esgreport/our-esg-priorities/2023%20CDP%20Climate%20Submission.pdf p.57-61

6 https://www.statista.com/forecasts/860716/top-online-stores-global-ecommercedb

7 https://www.sec.gov/Archives/edgar/data/1018724/000101872424000008/amzn-20231231.htm p.8-12

8 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

9 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf p.8

10 https://ghgprotocol.org/sites/default/files/2022-12/Chapter11.pdf p.113, https://ghgprotocol.org/sites/default/files/2024-03/GHG-Protocol-Integration.pdf

11 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

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Amalgamated Bank and Green Century: 2024 Proxy Memo

Amazon.com Inc | Proper Scope 3 Value Chain Emissions Reporting

Amazon discloses its Scope 1 and 2 GHG emissions, but its disclosure of current Scope 3 value-chain emissions, which make up the largest portion of its carbon footprint,12 are incomplete and lag peer reporting. Amazon’s methodologies for reporting emissions from its product sales are inconsistent with the GHG Protocol, and materially undercount the Company’s emissions.13 Amazon reports only a small fraction of product emissions in key Scope 3 categories such as purchased goods and services and use of sold products.14

Amazon reports that it only measures the Scope 3 emissions from “Amazon-branded product manufacturing,” “our customers’ use of Amazon devices,” and “Amazon devices end-of-life treatment.”15 These disclosures omit the manufacturing, use-phase, and end-of-life emissions from every product sold from Amazon’s retail platform that does not bear one of the Company’s private label brands. In a 2020, Amazon reported to the U.S House of Representatives’ Antitrust Committee that “private brands sales represent only about 1% of our total sales,”16 meaning that the product-related Scope 3 emissions from 99% of Amazon’s sales are not included in the Company’s emissions disclosures.17 A 2022 report from the Center for Investigative Reporting detailed this drastic emissions underestimation by Amazon, stating that in order to report lower emissions figures, Amazon “…simply decides to play by different rules than its peers.”18

Amazon’s practice of reporting Scope 3 emissions only from a small portion of its product sales does not align with GHG reporting best practices or with the practices of other major retailers who report the material Scope 3 product-related emissions from their online sales.19 The GHG Protocol’s guidance on this topic is concrete: Scope 3 emissions from product-related categories should include “...emissions from all relevant products sold in the reporting year across the company’s product portfolio.”20 The GHG Protocol elaborates further on relevant products, stating that an inventory boundary should reflect “…the substance and economic reality of the company’s business relationships.”21

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12 https://www.mckinsey.com/industries/retail/our-insights/climate-sustainability-in-retail-who-will-pay

13 https://www.cdp.net/en/formatted_responses/responses?campaign_id=83630982&discloser_id=1017685&locale=en&organization_name=Amazon.com+Inc&organization_number=658&program=Investor
&project_year=2023&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2023%2Fjwbhd7d6%2F301482&survey_id=82591262, https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

14 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

15 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

16 https://www.congress.gov/116/meeting/house/110883/documents/HHRG-116-JU05-20200729-QFR052.pdf p.23

17 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

18 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

19 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

20 https://ghgprotocol.org/sites/default/files/2022-12/Chapter11.pdf p.113

21 https://ghgprotocol.org/sites/default/files/standards/ghg-protocol-revised.pdf p.8

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Amalgamated Bank and Green Century: 2024 Proxy Memo

Amazon.com Inc | Proper Scope 3 Value Chain Emissions Reporting

The “economic reality” is clear. All products sold on Amazon’s website, regardless of their branding or who they are listed by, are part of Amazon’s value chain. This conclusion is supported by a 2022 decision from the California 9th Circuit which ruled that Amazon could not evade responsibility for complying with state health and safety laws for products sold on its retail platform by third parties. Amazon attempted to argue that its status as an online “marketplace” removed the Company’s responsibility for the harmful health impacts of third-party products. The court ruled against Amazon, affirming that Amazon, like all retailers, is responsible for the impact of all products in its value chain.

2.	Amazon’s current Scope 3 emissions disclosures expose the Company to material risks.

Risks related to regulatory noncompliance.

Amazon’s incomplete Scope 3 emissions disclosures leave the Company ill-prepared to respond to future regulatory changes and newly approved regulatory frameworks. The European Union’s recently implemented Corporate Sustainability Reporting Directive (CSRD) and the California Air Resource Boards’ Mandatory Reporting Regulation (MRR) will both require Amazon to properly report Scope 3 emissions from all relevant GHG Protocol categories.22 If Amazon continues its current practice of underreporting and misrepresenting its Scope 3 emissions, it may face financial and regulatory penalties for noncompliance with the EU’s CSRD23 and CARB’s MRR24 when each becomes enforceable. Amazon may be required to report its Scope 3 emissions to CSRD as soon as FY 2025.25 Both of these frameworks use GHG Protocol compatible reporting, which allows for comparability of reporting among peer companies.

Although the SEC’s recent climate-related disclosure rule does not currently mandate Scope 3 reporting, value-chain emissions continue to be an important tool for both investors and governments around the world, and additional future regulations are likely, especially for a company like Amazon that operates on a global scale. To mitigate these material financial risks and act in shareholders’ best interest, it is appropriate that Amazon fulfill the request of the proposal and measure and disclose all material Scope 3 emissions.

Reputational Risk

Amazon’s incomplete Scope 3 disclosures also expose the Company to reputational risk. Consumers are increasingly climate conscious,26 and investors continue to seek transparent and accurate GHG emissions reporting.27 Amazon’s commitment to the Science Based Targets initiative (SBTi) and the Company’s subsequent removal by SBTi for failing to meet its target-setting deadline was reported widely by major media outlets,28 creating reputational damage to the Company. Additionally, the Company’s misleading Scope 3 reporting practices were the subject of a highly critical report by the Center for Investigative Reporting, which found that Amazon “drastically undercounts its carbon footprint.”29 Amazon’s failure to report its full scope of emissions is causing continued reputational risk, and initiating full Scope 3 emissions reporting is necessary to address mounting reputational damage.

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22 https://eur-lex.europa.eu/legal-content/EN/TXT/?uri=CELEX:32022L2464

23 https://www.achilles.com/industry-insights/corporate-sustainability-reporting-directive-everything-you-need-to-know/, https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202320240SB253

24 https://govt.westlaw.com/calregs/Browse/Home/California/CaliforniaCodeofRegulations?guid=IFFF348B05A2011EC8227000D3A7C4BC3&originationContext=documenttoc&transitionType=Default&
contextData=(sc.Default)

25 https://www2.deloitte.com/content/dam/Deloitte/nl/Documents/deloitte-nl-sustainability-eu-tax-csrd-timeline-june-2022.pdf

26 https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/consumers-care-about-sustainability-and-back-it-up-with-their-wallets

27 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf

28 https://www.wsj.com/business/energy-oil/companies-stall-climate-action-despite-earlier-promises-44c1c7bd, https://www.latimes.com/business/story/2023-08-14/amazon-carbon-emissions-climate-change, https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/22-us-companies-singled-out-for-not-filing-science-based-climate-targets-76869741

29 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

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Amalgamated Bank and Green Century: 2024 Proxy Memo

Amazon.com Inc | Proper Scope 3 Value Chain Emissions Reporting

Investor Expectations

Investors increasingly expect companies to make climate-related risk disclosures and set targets for mitigating climate risk. Climate Action 100+ (“CA100+”), a global investor initiative with over 700 investor members, has issued a Net Zero Company Benchmark that seeks to secure greater disclosure of climate risk and robust emission reduction strategies.30 Scope 3 value-chain disclosures and targets are a necessary condition for meeting over half of the Benchmark indicators.31 Amazon’s failure to disclose its Scope 3 emissions in alignment with the CA100+ benchmark signals to investors that the Company is not meeting investor disclosure expectations and is not on a credible path to net zero emissions.

Amazon’s current disclosures have a high likelihood of confusing and misleading investors. When companies report product-related Scope 3 emissions, it is well understood that they are reporting the emissions for all of the products they sell, not just the emissions of a select groups of products.32 The SEC’s new climate-related disclosure rule emphasizes the importance of “consistent, comparable, and decision-useful information.”33 By reporting product-related Scope 3 emissions for only a small portion of the products sold on its retail platform, Amazon makes its emissions disclosures inconsistent and incomparable with peers.

Because Scope 3 value-chain emissions make up much of its carbon footprint,34 Amazon’s ability to measure, disclose, and eventually reduce its Scope 3 value-chain emissions is an essential indicator of its ability thrive in a low-carbon economy. The benefits of assessing and mitigating value-chain emissions are well understood.35 Amazon’s incomplete value-chain disclosures leave investors unable to determine whether Amazon is reducing its exposure to climate-related risks, meeting consumer and investor expectations, and taking action to reduce its contribution to climate change. To meet investor expectations on climate change and climate-related risk mitigation, Amazon must accurately and transparently measure and disclose its Scope 3 value-chain emissions.

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30 https://www.climateaction100.org/

31 https://www.climateaction100.org/wp-content/uploads/2023/03/Climate-Action-100-Net-Zero-Company-Benchmark-Framework-2.0..pdf

32 https://ghgprotocol.org/sites/default/files/2022-12/Chapter11.pdf p.113

33 https://viewpoint.pwc.com/dt/us/en/pwc/in_briefs/2024/2024-in-brief/ib202402.html#:~:text=%5BThe%20rules%20will%5D%20%E2%80%9Cprovide,issuers%20with%20clear%20reporting%20 requirements.%E2%80%9D&text=The%20rules%20will%20require%20disclosures,F%20for%20foreign%20private%20issuers

34 https://mcusercontent.com/a4ff907f7a389f16339eb6fbe/files/d771af6b-7c86-4755-9baa-25dd01aa2e1f/20210310_Scope_3_Peer_Group_Pathfinder.pdf p.2, https://sustainability.aboutamazon.com/2022-sustainability-report.pdf p.12

35 https://www.greenbiz.com/article/3-ways-business-can-benefit-scope-3-emissions-reductions#:~:text=Initiatives%20within%20Kraft%20to%20address,down%20supply%20chain%20carbon%20emissions.

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Amalgamated Bank and Green Century: 2024 Proxy Memo

Amazon.com Inc | Proper Scope 3 Value Chain Emissions Reporting

3.	Amazon lags peers, who accurately and transparently disclose material Scope 3 emissions.

Amazon significantly lags its foremost peer and competitor Walmart, which discloses material Scope 3 GHG emissions from all products sold in its online and physical stores, not just those that bear one of Walmart’s private brands.36 Additionally, Walmart has confirmed that it reports the emissions from third-party sellers that utilize its site.37 In contrast, although Amazon discloses its Scope 1 and 2 emissions, the Company’s incomplete Scope 3 disclosures fall well short of Walmart’s, significantly under representing its actual emissions.38

Company	Discloses Material Scope 3 Emissions Categories from all Products Sold
Amazon.com Inc	NO39
Walmart Inc	YES[40]

ENGAGEMENT HISTORY

Green Century and Amalgamated Bank, represented by As You Sow, have attempted to engage with Amazon on the topic of Scope 3 value-chain emissions disclosures for the past two years. The Company has either declined to meet or refused to provide meaningful information.

RESPONSE TO AMAZON.COM, INC BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

The Amazon.com, Inc Board of Directors (“the Board”) recommends that shareholders vote against the proposal on the basis that the Company’s current Scope 3 emissions reporting is sufficient and aligned with the GHG Protocol’s Corporate Accounting and Reporting Standard. Proponents disagree with the following assertion from the Board:

“We Already Calculate and Report on Our Carbon Emissions, Including Scope 3 Activities, in a Manner Consistent with External Reporting Standards.”

Despite stating that “Our carbon footprint meets the widely adopted international standard of the GHG Protocol,” Amazon’s emissions reporting diverges from the standards set forth by the Protocol in key respects.41 First, Amazon only reports Scope 3 product-related emissions for a small portion of the products sold on its website. The GHG Protocol’s Scope 3 Standard states that emissions reporting for Scope 3 Categories 1 (purchased goods and services), 11 (use of sold products), and 12 (end-of-life treatment of sold products) should include emissions from “…all products sold…” by the Company.42 Amazon’s practice of limiting its Scope 3 product-related emissions reporting to its own Amazon-branded products is a direct contradiction of GHG Protocol guidance.

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36 https://corporate.walmart.com/purpose/esgreport/environmental/climate-change

37 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

38 https://revealnews.org/article/private-report-shows-how-amazon-drastically-undercounts-its-carbon-footprint/

39 https://sustainability.aboutamazon.com/carbon-methodology.pdf p.2

40 https://corporate.walmart.com/content/dam/corporate/documents/esgreport/our-esg-priorities/2023%20CDP%20Climate%20Submission.pdf p.65

41 https://sustainability.aboutamazon.com/carbon-methodology.pdf. p.4

42 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf p. 38, 48, 49

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Amalgamated Bank and Green Century: 2024 Proxy Memo

Amazon.com Inc | Proper Scope 3 Value Chain Emissions Reporting

Furthermore, the Company’s sustainability report utilizes self-defined groupings for Scope 3 emissions reporting, rather than adhering to the GHG Protocol’s Scope 3 categories.43 Although Amazon may individually calculate and then group its emissions as it sees fit, emissions reporting should be done in accordance with the GHG Protocol’s 15 Scope 3 categories. By creating its own categories, Amazon makes its reporting incomparable to other corporations that use the GHG Protocol’s standards and negates the utility of GHG emissions disclosures for investors.

Proponents acknowledge Amazon’s Scope 3 assurance statement but, as noted above, take issue with how it reports its emissions, not their accuracy. It is essential that Amazon not limit its Scope 3 emissions reporting to its own Amazon-branded products, which likely make up approximately 1% of Amazon’s total sales.44 Amazon is transparent about the fact that the Company does not disclose product-related Scope 3 emissions for all products sold on its retail platform,45 which clearly falls short of the specific and precise language in the GHG Protocol’s Value Chain Standard.46

“We Remain Focused on Reducing Our Carbon Emissions”

Proponents are enthusiastic about Amazon’s aspirations to reduce its Scope 1, 2, and 3 GHG emissions to net zero by 2040. Complete emissions disclosures, as requested by this proposal, would provide investors assurance that Amazon is addressing all material emissions associated with its business. If Amazon is to credibly meet its ambitious target, the Company must first measure and disclose its true Scope 3 value-chain emissions, rather than just a small portion of them.

CONCLUSION

Vote “Yes” on this Shareholder Proposal #13. To mitigate the Company’s contributions to climate change and its exposure to climate-related financial risk, Amazon should measure and disclose all material Scope 3 emissions. We urge a “yes” vote.

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43 https://sustainability.aboutamazon.com/2022-sustainability-report.pdf p.12, https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf p. 121; For example, Amazon discloses in its 2022 Sustainability Report a grouping called “Corporate purchases and Amazon-branded product emissions” which includes emissions associated with operating expenses, business travel, and Amazon-branded product manufacturing, use phase, and end-of-life. At least four individual GHG Protocol reporting categories fall under that grouping.

44 https://www.congress.gov/116/meeting/house/110883/documents/HHRG-116-JU05-20200729-QFR052.pdf p. 23-24

45 https://sustainability.aboutamazon.com/2022-sustainability-report.pdf p.12

46 https://ghgprotocol.org/sites/default/files/standards/Corporate-Value-Chain-Accounting-Reporing-Standard_041613_2.pdf p. 38, 48, 49

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Amalgamated Bank and Green Century: 2024 Proxy Memo

Amazon.com Inc | Proper Scope 3 Value Chain Emissions Reporting

For questions, please contact Parker Caswell, As You Sow, pcaswell@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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